UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

AMBASE CORPORATION
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
0231647106
(CUSIP Number)
Richard A. Bianco, Jr.
c/o Barry Strauss & Associates
307 Fifth Avenue,
New York, NY, 10016
203-532-2056
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	0231647106

1	NAMES OF REPORTING PERSONS Barc Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

	7	SOLE VOTING POWER

NUMBER OF		16,000,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,000,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.8% (1)

14	TYPE OF REPORTING PERSON

OO
(1) Based on 43,432,464 shares of the Company’s common stock issued and outstanding as of October 30, 2008, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008.

1	NAMES OF REPORTING PERSONS Alessandra F. Bianco

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,000,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

16,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.8% (2)

14	TYPE OF REPORTING PERSON

IN
(1) These shares were acquired by Barc Investments, LLC (“Barc Investments”) on March 16, 2009. Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of Barc Investments, share voting and dispositive power with respect to shares held by Barc Investments.
(2) Based on 43,432,464 shares of the Company’s common stock issued and outstanding as of October 30, 2008, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008.

1	NAMES OF REPORTING PERSONS Christina A. Bianco

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,000,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

16,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.8% (2)

14	TYPE OF REPORTING PERSON

IN
(1) These shares were acquired by Barc Investments, LLC (“Barc Investments”) on March 16, 2009. Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of Barc Investments, share voting and dispositive power with respect to shares held by Barc Investments.
(2) Based on 43,432,464 shares of the Company’s common stock issued and outstanding as of October 30, 2008, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008.

1	NAMES OF REPORTING PERSONS Richard A. Bianco, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,000,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

16,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.8% (2)

14	TYPE OF REPORTING PERSON

IN
(1) These shares are acquired by Barc Investments, LLC (“Barc Investments”) on March 16, 2009. Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of Barc Investments, share voting and dispositive power with respect to shares held by Barc Investments.
(2) Based on 43,432,464 shares of the Company’s common stock issued and outstanding as of October 30, 2008, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008.

Item 1. Security and Issuer.
This statement relates to Common Stock, par value $0.01 per share, of AmBase Corporation (“AmBase” or the “Company”), a Delaware corporation. The principal executive office of AmBase is located at 100 Putnam Green, 3rd Floor, Greenwich, CT 06830-6027.
Item 2. Identity and Background.
1)

(a) Barc Invesments LLC, a Connecticut limited liability company (“Barc Investments”)

(b) Address	c/o Barry Strauss & Associates
307 Fifth Avenue,
New York, New York 10016

(c) Principal Business:	Investments
2)

(a) Alessandra F. Bianco

(b) Address	c/o Barry Strauss & Associates
307 Fifth Avenue,
New York, New York 10016
3)

(a) Christina A. Bianco

(b) Address	c/o Barry Strauss & Associates
307 Fifth Avenue,
New York, New York 10016
4)

(a) Richard A. Bianco, Jr.

(b) Address	c/o Barry Strauss & Associates
307 Fifth Avenue,
New York, New York 10016
No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.
On March 16, 2009, Barc Investments acquired 16,000,000 shares of AmBase common stock (the “Shares”) from Richard A. Bianco, who is the father of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., the three managing members of Barc Investments. The aggregate purchase price of the Shares was $1,200,000 and such Shares were acquired with Barc Investments’ working capital.
Item 4. Purpose of Transaction.
The Shares disclosed herein were acquired for investment purposes.
Item 5. Interest in Securities of the Company.
(a). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 43,432,464 shares of the Company’s common stock issued and outstanding as of October 30, 2008, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008.
As of the close of business on March 25, 2008, Barc Investments beneficially owned 16,000,000 shares of Common Stock constituting approximately 36.8% of the shares of Common Stock outstanding.
Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., the three managing members of Barc Investments may be deemed to beneficially own the Shares described herein.
(b). By virtue of their relationship with Barc Investments, Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. share voting and dispositive power with respect to the Shares reported in this Schedule 13D as beneficially owned by Barc Investments.
(c). The information with respect to the acquisition by Barc Investments, as set forth in Item 3, is hereby incorporated by reference.
(d). None.
(e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7. Materials to be Filed as Exhibits.
1.	Joint Filing Agreement by and among Barc Investments, Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. , dated March 26, 2009 (filed herewith).
[The remainder of this page is left blank intentionally.]

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: March 26, 2009

Barc Investments, LLC
By:	/s/ Alessandra F. Bianco
Alessandra F. Bianco, Managing Member

/s/ Christina A. Bianco
Christina A. Bianco, Managing Member

/s/ Richard A. Bianco, Jr.
Richard A. Bianco, Jr., Managing Member

/s/ Alessandra F. Bianco
Alessandra F. Bianco

/s/ Christina A. Bianco
Christina A. Bianco

/s/ Richard A. Bianco, Jr.
Richard A. Bianco, Jr.

EXHIBIT INDEX
Exhibit

1.	Joint Filing Agreement by and among Barc Investments, Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. , dated March 26, 2009 (filed herewith).